Alcon Announces FDA Approval of TRYPTYR (acoltremon ophthalmic solution) 0.003% for the Treatment of the Signs and Symptoms of Dry Eye Disease

•In pivotal Phase 3 trials, TRYPTYR demonstrated rapid natural tear production as early as Day 11-2
•TRYPTYR is a first-in-class TRPM8 receptor agonist that rapidly stimulates natural tear production in patients with Dry Eye Disease (DED)3
•Approximately 38 million individuals in the U.S. are living with DED, yet less than 10% of diagnosed patients are being treated with a prescription product4

Ad hoc announcement pursuant to Art. 53 LR

GENEVA, May 28, 2025 – Alcon (SIX/NYSE: ALC), the global leader in eye care dedicated to helping people see brilliantly, today announced the U.S. Food and Drug Administration (FDA) has approved TRYPTYR® (acoltremon ophthalmic solution) 0.003%, formerly known as AR-15512, for the treatment of signs and symptoms of Dry Eye Disease (DED).3 TRYPTYR is a first-in-class TRPM8 receptor agonist (neuromodulator) that stimulates corneal sensory nerves to rapidly increase natural tear production.3

DED is a complex, multifactorial condition driven by a deficiency in natural tears, whether due to decreased tear production or increased tear evaporation.5-7 Many commonly used DED treatment options have limitations, including slow onset, patient dissatisfaction and poor adherence.8-14 Among surveyed dry eye patients, only 13% felt their dry eye was well managed.14*

“Today marks a tremendous milestone for Alcon as TRYPTYR becomes our first prescription pharmaceutical treatment to be approved by the FDA since becoming an independent, publicly traded eye care company,” said David Endicott, CEO of Alcon. “We look forward to making this new treatment available to millions of patients affected by Dry Eye Disease. We believe TRYPTYR is an exciting new treatment option for a significant number of dry eye patients given its rapid efficacy.”

This approval is supported by two Phase 3 clinical trials evaluating more than 930 patients (randomized 1:1 to TRYPTYR or vehicle) with a history of DED.1-2 In COMET-2 and COMET-3, up to four times more TRYPTYR patients experienced at least a 10mm increase in natural tear production at Day 14, compared to vehicle, 42.6% versus 8.2% of patients in COMET-2 and 53.2% versus 14.4% in COMET-3 (both p<0.0001).1-2-Consistent results were observed at all timepoints through Day 90. TRYPTYR demonstrated statistically significant natural tear production as early as Day 1.1-2

“Many of my patients continue to face frustrating challenges with dry eye management, and there is a clear need for additional treatment options,” said Marjan Farid, MD, Professor of Ophthalmology at the University of California, Irvine. “TRYPTYR is the first eye drop that stimulates corneal nerves to directly address tear deficiency, a known cause of Dry Eye Disease.”

Studies in animals suggest that acoltremon, the active substance in TRYPTYR, is an agonist of transient receptor potential melastatin 8 (TRPM8) thermoreceptors. TRPM8 thermoreceptor stimulation has been shown to activate trigeminal nerve signaling leading to increased basal tear production. The exact mechanism of action for TRYPTYR in DED is unknown.

TRYPTYR is available in easy-to-use, single dose vials: one drop per eye, two times a day.3 Alcon expects to launch TRYPTYR in the U.S. in the third quarter of 2025 and anticipates bringing TRYPTYR to other markets in the future.

INDICATIONS AND USAGE
TRYPTYR (acoltremon ophthalmic solution) 0.003% is indicated for the treatment of the signs and symptoms of dry eye disease (DED).

IMPORTANT SAFETY INFORMATION
Warnings and Precautions
Potential for Eye Injury and Contamination: To avoid the potential for eye injury and contamination, advise patients not to touch the vial tip to the eye or other surfaces.

Use with Contact Lenses: TRYPTYR should not be administered while wearing contact lenses. If contact lenses are worn, they should be removed prior to administration of the solution. Lenses may be reinserted 15 minutes following administration of TRYPTYR.

Adverse Reactions
In clinical trials, the most common adverse reaction was instillation site pain (50%).

Please visit https://tryptyr.myalcon.com/pi/ for the TRYPTYR Full Prescribing Information.

Forward-looking Statements
This press release contains “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “commitment,” “look forward,” “maintain,” “plan,” “goal,” “seek,” “target,” “assume,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties and risks that are difficult to predict. Some of these factors are discussed in our filings with the United States Securities and Exchange Commission, including our Form 20-F. Should one or more of these uncertainties or risks materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated. Therefore, you should not rely on any of these forward-looking statements.

Forward-looking statements in this press release speak only as of the date they are made, and we assume no obligation to update forward-looking statements as a result of new information, future events or otherwise.

About Dry Eye
Dry Eye Disease (DED) is one of the most common ocular surface disorders, affecting an estimated 38 million adults in the U.S. and an estimated 719 million more adults globally.4 While once considered a disease of aging populations, modern advancements, such as prolonged digital screen time, have contributed to a significant rise in DED across age and gender.15 Many existing prescription options for DED are generally regarded by many Eye Care Professionals and patients as inadequate due to low treatment efficacy, slow onset of action and/or poor tolerability.16

About Alcon
Alcon helps people see brilliantly. As the global leader in eye care with a heritage spanning over 75 years, we offer the broadest portfolio of products to enhance sight and improve people’s lives. Our Surgical and Vision Care products touch the lives of more than 260 million people in over 140 countries each year living with conditions like cataracts, glaucoma, retinal diseases and refractive errors. Our more than 25,000 associates are enhancing the quality of life through innovative products, partnerships with Eye Care Professionals and programs that advance access to quality eye care. Learn more at www.alcon.com.

References
*Based on an online survey conducted by Chronic Dry Eye from February to April 2021 among 415 responders who reported being diagnosed with chronic dry eye. 44% reported a severe level of chronic dry eye (i.e., levels 3 and 4).
1.Data on File for COMET-2 Phase 3 Study. Alcon 2025.
2.Data on File for COMET-3 Phase 3 Study. Alcon 2025.
3.TRYPTYR® U.S. FDA Prescribing Information. 2025.
4. 2023 Dry Eye Products Markets Report, Market Scope, 2023.
5.Craig JP, Nichols KK, Akpek EK, et al. TFOS DEWS II Definition and Classification Report. Ocul Surf. 2017;15(3):276-283. doi: 10.1016/j.jtos.2017.05.008.
6.Nattinen J, Aapola U, Nukareddy P, Uusitalo H. Looking deeper into ocular surface health: an introduction to clinical tear proteomics analysis. Acta Ophthalmol. 2022;100:486-498. doi: 10.1111/aos.15059.
7.Bron AJ, de Paiva CS, Chauhan SK, et al. TFOS DEWS II pathophysiology report. Ocul Surf. 2017;15:438-510. doi: 10.1016/j.jtos.2017.05.011.
8.Wilson SE, Perry HD. Long-term resolution of chronic dry eye symptoms and signs after topical cyclosporine treatment. Ophthalmology. 2007;114(1):76-79. doi: 10.1016/j.ophtha.2006.05.077.

9.Semba CP, Gadek TR. Development of lifitegrast: a novel T-cell inhibitor for the treatment of dry eye disease. Clin Ophthalmol. 2016;10:1083-1094. doi: 10.2147/OPTH.S110557.
10.Restasis. Prescribing Information. Allergan; 2012. Accessed July 8, 2024. http://www.accessdata.fda.gov/drugsatfda_docs/label/2012/050790s020lbl.pdf
11.Hovanesian JA, Nichols KK, Jackson M, et al. Real-world experience with lifitegrast ophthalmic solution (Xiidra®) in the US and Canada: retrospective study of patient characteristics, treatment patterns, and clinical effectiveness in 600 patients with dry eye disease. Clin Ophthalmol. 2021;15:1041-1054. doi: 10.2147/OPTH.S296510.
12.Cook N, Mullins A, Gautam R, et al. Evaluating patient experiences in dry eye disease through social media listening research. Ophthalmol Ther. 2019;8(3):407-420. doi: 10.1007/s40123-019-0188.
13.Mbagwu M, LaPrise A, Harris J, Nair AA, Fain J, Harrison DJ. Characterization of discontinuation and switching patterns of dry eye disease medications using linked EHR registry and claims data. Presented at: American Society for Cataract and Refractive Surgery Conference; April 5-6, 2024; Boston, MA.
14.Morse H, Henneberger S, Reed J, et al. 2021 in American survey findings: living with chronic dry eye. ChronicDryEye. August 10, 2021. Accessed September 23, 2024. https://chronicdryeye.net/infographic/in-america-findings.
15.The Relationship Between Dry Eye Disease and Digital Screen Use - PMC (nih.gov).
16.Improved Dry Eye Drugs for 2022 and Beyond; https://www.aao.org/eye-health/tips-prevention/new-dry-eye-treatments-ocular-surface-disease.

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